[Letterhead of Wachtell, Lipton, Rosen & Katz]










                           Direct Dial: (212) 403-1309
                           Direct Fax: (212) 403-2309
                             E-Mail: DAKatz@wlrk.com

                                  March 7, 2007



VIA EDGAR AND FEDERAL EXPRESS

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                Re:  sanofi-aventis
                     Form 20-F for the fiscal year ended December 31, 2005 File No. 001-31368

Dear Mr. Rosenberg:

           On behalf of our client, sanofi-aventis (the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated February 13, 2007, with respect to the filing referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response. Page references, where provided, are to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005.

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 2


FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 66
PRESENTATION OF NET SALES, PAGE 71
DEVELOPED SALES, PAGE 72

1. PLEASE REFER TO YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER ONE. PLEASE REVISE YOUR PROPOSED TABLE TO DISTINGUISH THE COMPANY'S CONSOLIDATED SALES FROM THE SALES RELATING TO BRISTOL-MYERS SQUIBB IN YOUR DISCUSSION. ALSO PROVIDE TO US A REVISED DISCUSSION OF THE NARRATIVE THAT WILL INTRODUCE AND SURROUND THIS DISCUSSION TO GET A BETTER UNDERSTANDING OF WHY YOU FEEL THAT THIS INFORMATION IS APPROPRIATE.

     RESPONSE: In response to the Staff's comment, please find below tables setting forth the sales of Plavix and Aprovel, as revised to distinguish the company's consolidated sales from the sales recorded by Bristol-Myers Squibb, as well as the revised introductory paragraph to the table.

     For the Staff's convenience, the appendix attached to this letter includes all disclosures relating to the BMS Alliance that the Company intends to disclose under Item 5 of its annual report on Form 20-F for the fiscal year ended December 31, 2006.

          PLAVIX(R) AND APROVEL(R)

          Two of our leading products - Plavix(R) and Aprovel(R) - were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb ("BMS"). Sales of both products are realized by sanofi-aventis and/or BMS worldwide according to the Alliance Agreement which is described in "__ BMS Alliance".

          The worldwide sales of these two products are an important indicator of the global market presence of sanofi-aventis products, and we believe this information facilitates a financial statement user's understanding and analysis of our consolidated income statement, in particular in terms of understanding our overall profitability in relation to consolidated revenues as well as to facilitate a user's ability to understand and assess the effectiveness of our research and development efforts.

          Also, disclosing sales made by BMS of these two products enables the investor to have a clearer understanding of the evolution of different lines of our income statement, in particular the lines "Other revenues" where royalties received on those sales are booked (see "__ Other Revenues"), "Share of profit/loss of associates" (see "__ Share of Profit/Loss of

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 3


          Associates") where our share of profit/loss of entities included in the Alliance and under BMS operational management are recorded, and Net income attributable to minority interests (See "__Minority Interests") where BMS share profit/loss of entities included in the Alliance and under our of operational management are recorded.

          The table below sets forth the sales of Plavix(R) and Aprovel(R) in the world in 2006 and 2005, broken down into three geographic regions.



                            --------------------------------------------------------------
IN MILLIONS OF EURO               2006                              2005
------------------------------------------------------------------------------------------
                      sanofi-                         sanofi-
                     aventis(2)   BMS*     Total      aventis (2)   BMS*   Total   Change
                                                                                    (%)
------------------------------------------------------------------------------------------

PLAVIX(R)/ISCOVER(R) (1)
------------------------------------------------------------------------------------------

Europe...............  1,485      230      1,715        1,344        240   1,584   +8,3%
------------------------------------------------------------------------------------------

United States........     10    2,157      2,167            3      2,582   2,585  -16,2%
------------------------------------------------------------------------------------------

Other countries......    456      246        702          336        234     570  +23,2%
------------------------------------------------------------------------------------------

TOTAL................  1,951    2,633      4,584        1,683      3,056   4,739   -3,3%
------------------------------------------------------------------------------------------

(1) Plavix(R) is marketed under the trademarks Plavix(R) and Iscover(R);
(2) Consolidated sanofi-aventis sales of Plavix(R) excluding sales to BMS ((euro)278 million in 2006 and (euro)343 million in 2005)
(*) Currency translated by sanofi-aventis according to the policy disclosed under Item 18 Note B.2 Foreign currency translation



                            --------------------------------------------------------------
IN MILLIONS OF EURO               2006                              2005
------------------------------------------------------------------------------------------
                      sanofi-                         sanofi-
                      aventis(4)     BMS*     Total   aventis(4)     BMS*   Total   Change
                                                                                    (%)
------------------------------------------------------------------------------------------
APROVEL(R)/AVAPRO(R)/
KARVEA(R)(3)
------------------------------------------------------------------------------------------

Europe...............     704        174       878       629         160     789   +11,3%
------------------------------------------------------------------------------------------

United States........       -        516       516         -         458     458   +12,7%
------------------------------------------------------------------------------------------

Other countries......     207        163       370       165         147     312   +18,6%
------------------------------------------------------------------------------------------

TOTAL................     911        853     1,764       794         765   1,559   +13,1%
------------------------------------------------------------------------------------------

(3) Aprovel(R) is marketed under the trademarks Aprovel(R), Avapro(R) and Karvea(R).
(4) Consolidated sanofi-aventis sales of Aprovel(R) excluding sales to BMS ((euro)104 million in 2006 and (euro)98 million in 2005)
(*) Currency translated by sanofi-aventis according to the policy disclosed under Item 18 Note B.2 Foreign currency translation

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 4


CONSOLIDATED INCOME STATEMENTS, PAGE 158

2. REFER TO YOUR RESPONSE TO COMMENT TWO. WE MAINTAIN THAT YOUR DESCRIPTION OF "OPERATING INCOME - CURRENT" APPEARS TO BE IN CONFLICT WITH THE GUIDANCE OF PARAGRAPH 85 OF IAS 1 IN THAT, WHILE NOT SPECIFICALLY REFERENCING THESE ITEMS AS EXTRAORDINARY, THE CURRENT PRESENTATION OF THESE AMOUNTS FAILS TO CONSIDER DIRECTLY THE THOUGHT PROCESS INCLUDED IN PARAGRAPH BC13 OF IAS 1. PLEASE CONFIRM THAT YOU WILL NOT PRESENT THIS AS A LINE ITEM TOTAL IN ALL OF YOUR FUTURE FILINGS.

     RESPONSE: The Staff is supplementally advised that the Company presented a subtotal "Operating income - current" in order to comply simultaneously with both IFRS and the recommendation issued by the CONSEIL NATIONAL DE LA COMPTABILITE (CNC), the French standard setter, in October 2004, related to the format and presentation of the income statement and balance sheet under IFRS (RECOMMENDATION N(DEGREE) 2004-R.02 RELATIVE AU FORMAT DU COMPTE DE RESULTAT, TABLEAU DE FLUX DE TRESORERIE ET TABLEAU DE VARIATION DES CAPITAUX PROPRES, DES ENTREPRISES SOUS REFERENTIEL COMPTABLE INTERNATIONAL), which was further supported by the AUTORITE DES MARCHES FINANCIERS (AMF) in their note released on September 20, 2005. In this note, the AMF urged French issuers to apply the above mentioned CNC recommendation to enhance comparability.

     Nevertheless, the Company understands the Staff's concern that the use of the term "current" may lead to possible confusion. The Company also understands that the Staff has had recent communications with the AMF, on an informal basis, regarding this issue, and as an alternative to removing the caption, companies may present a separate caption as long as it clearly discloses operating items that have been excluded (in accordance with SAB Topic 11 B). Accordingly, in response to the Staff's comment and to address the Staff's concern, the Company intends to rename this subtotal as "Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains and losses on disposals, and litigations" in its future SEC filings.


     To further clarify this presentation model, the Company proposes to revise Note B to its consolidated financial statements (Summary of significant accounting policies) in future SEC filings as follows:


          B.20 OPERATING INCOME BEFORE RESTRUCTURING, IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES, GAINS AND LOSSES ON DISPOSALS, AND LITIGATIONS

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 5


          This subtotal is the operating income before the items defined below:

               o   RESTRUCTURING COSTS

          Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring charges included on this line relate only to unusual and major restructuring plans.

               o  IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLES

          This line includes major impairment losses on property, plant and equipment and intangibles, including goodwill. It also includes the related reversals.

               o  GAINS AND LOSSES ON DISPOSALS AND LITIGATIONS

          This line comprises gains and losses on disposals of property, plant and equipment and intangibles assets and costs and provisions related to major litigations.

D.22. LEGAL AND ARBITRAL PROCEEDINGS, PAGE 217

     3. REFER TO YOUR RESPONSE TO COMMENT SIX. PARAGRAPH 92 INDICATES THAT WITHHOLDING THIS INFORMATION WOULD BE APPROPRIATE IN "EXTREMELY RARE CASES". THE ADDITIONAL DESCRIPTION THAT YOU PROPOSE AND YOUR PRIOR RESPONSE DON NOT SEEM TO LINK THE INSTANCES WHERE THIS OCCURRED TO THE ACTUAL PROCEEDING. IT ALSO DOES NOT SEEM TO INCLUDE SUFFICIENT UNDERSTANDING OF HOW THESE FIT IN TO THE "EXTREMELY RARE CASES" THAT PREVENT THIS DISCLOSURE. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THE EXTREMELY RARE CASES IN WHICH THIS GUIDANCE WOULD APPLY. FOR THOSE INSTANCES THAT ARE NOT EXTREMELY RARE, PLEASE PROVIDE TO US PROPOSED REVISIONS TO YOUR DISCLOSURE ILLUSTRATING HOW IT COMPLIES WITH THE RELEVANT GUIDANCE IN IAS 37.

     RESPONSE: To address the Staff's comment, the Company intends to substantially revise Note D.22 to its consolidated financial statements (Legal and arbitral proceedings) by adding the following introduction beginning with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006.

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 6


          D.22. LEGAL AND ARBITRAL PROCEEDINGS

          Sanofi-aventis and its subsidiaries and affiliates may be involved in litigation, arbitration or other legal proceedings. These proceedings typically are related to product liability claims, proceedings relating to intellectual property rights (particularly claims by generic product manufacturers seeking to limit the patent protection of sanofi-aventis products), compliance and trade practices, and claims under warranties or indemnification arrangements relating to business divestitures. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note B.12, Provisions for risks.

          Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties, and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a majority of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have disclosed information with respect to the nature of the contingency. We have not accrued a reserve for the potential outcome of these cases.

          In the cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed, we have indicated our losses or the amount of provision accrued that is the estimate of the probable loss.

          In a limited number of ongoing cases, while we are able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, we believe that publication of this information on a case-by-case basis or by class would seriously prejudice the Company's position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, we have disclosed information with respect to the nature of the contingency but have not disclosed our estimate of the range of potential loss, in accordance with paragraph 92 of IAS 37.

          These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions  recorded  for the above  matters are  adequate  based upon currently available information. However, given the inherent uncertainties related to these cases and involved in estimating contingent liabilities, we could in the future incur judgments that could have a material adverse effect on our results of operations in any particular period.

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 7


          Long term provisions other than provisions for pensions and other long-term benefits and restructuring provisions are disclosed in Note D.18.3, Other provisions.

          o "Provisions for product liability risks, litigation and other" amount to (euro)1,168 million in 2006. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, contingencies that have arisen from business divestitures other than environmental matters and other claims.

          o    "Provisions for  environmental  risks and remediation"  amount to
               (euro)528 million in 2006, the majority of which are related to contingencies that have arisen from business divestitures.

          When a legal claim involves a challenge to the patent protection of a pharmaceutical product, the principal risk to sanofi-aventis is that the sales of the product might decline following the introduction of a competing generic product in the relevant market. In cases where the product right has been capitalized as an asset on the balance sheet (I.E., assets acquired through a separate acquisition or through a business combination (see Note B.4, Intangible Assets)), such a decline in sales could negatively affect the value of the intangible asset. In those cases, the Company performs impairment tests in accordance with the principles disclosed in Note B.6, Impairment of property plant and equipment and intangibles, based upon the best available information and, where appropriate, records an impairment loss to reduce the carrying amount of the related intangible asset to its estimated fair value. The amounts of such impairments are disclosed in note D.5, Impairment of property, plant and equipment and intangibles.

          The principal ongoing legal and arbitral proceedings are described below.

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 8


                                     * * *


          If you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309.


                                    Very truly yours,

                                    /s/ David A. Katz

                                    David A. Katz


cc:    Tabatha Akins
       Jim Atkinson
           U.S. Securities and Exchange Commission

       Jean-Claude Leroy
       Laurence Debroux
           sanofi-aventis

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 9


                                    APPENDIX
           DISCLOSURES RELATING TO THE BMS ALLIANCE INTENDED TO BE DISCLOSED
                          UNDER ITEM 5 OF THE 2006 FORM 20-F

THE DISCLOSURE ON THE BMS ALLIANCE (PRESENTED PAGE 72 IN THE 2005 FORM 20-F) WOULD BE AS FOLLOWS:

          BMS ALLIANCE

          Our   revenues,   expenses   and   operating   profits  are   affected
          significantly by the presentation of our alliance with BMS in our consolidated financial statements.

          There are three principal marketing arrangements that are used:

          o CO-MARKETING. Under the co-marketing system, each company markets the products independently under its own brand names. We record our own sales and related costs in our consolidated financial statements.

          o EXCLUSIVE MARKETING. Under the exclusive marketing system, one company has the exclusive right to market the products. We record our own sales and related costs in our consolidated financial statements.

          o CO-PROMOTION. Under the co-promotion system, the products are marketed through the alliance arrangements (either by contractual arrangements or by separate entities) under a single brand name. The accounting treatment of the co-promotion arrangement depends upon who has majority ownership and operational management in that territory, as discussed below.

          The alliance arrangements include two royalty streams that are applied on a worldwide basis (excluding Japan), regardless of the marketing system and regardless of which company has majority ownership and operational management:

          o DISCOVERY ROYALTY. We earn a discovery royalty on all sales of Aprovel(R) and Plavix(R) regardless of the marketing system. The discovery royalty is reflected in our consolidated statement of income in "other revenues."

          o DEVELOPMENT ROYALTY. In addition to the discovery royalty, we and BMS are each entitled to a development royalty related to certain know-how and other intellectual property in connection with sales of Aprovel(R) and Plavix(R). Each legal entity that markets products pays a development royalty. We record development royalties paid to BMS in our consolidated statement of income as an increase to our cost of goods sold

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 10


               in countries where we consolidate sales of the products. We record development royalties that we receive as "other revenues" in countries where BMS consolidates sales of the products.

          Under the alliance arrangements, there are two territories, one under our operational management and the other under the operational management of BMS. The territory under our operational management consists of Europe and most of Africa and Asia, while the territory under the operational management of BMS consists of the rest of the world. Our alliance with BMS does not cover Plavix(R) in Japan. In Japan, Aprovel(R) is under development through agreements between BMS and the Japanese pharmaceutical company Shionogi Pharmaceuticals.

          TERRITORY UNDER OUR OPERATIONAL MANAGEMENT. In the territory under our operational management, the marketing arrangements are as follows:

          o We use the co-promotion system for most of the countries of Western Europe for Aprovel(R) and Plavix(R) and for certain Asian countries for Plavix(R). We record 100% of all alliance revenues and expenses in our consolidated financial statements. We also record, as selling and general expenses, payments to BMS for the cost of BMS's personnel involved in the promotion of the products. BMS's share of the operating profit of the alliances is recorded as "minority interests".

          o We use the co-marketing system in Germany, Spain and Greece for both Aprovel(R) and Plavix(R) and in Italy for Aprovel(R).

          o We have the exclusive right to market Aprovel(R) and Plavix(R) in Eastern Europe, Africa and the Middle East, and we have the exclusive right to market Aprovel(R) in Asia (excluding Japan).

          TERRITORY UNDER BMS OPERATIONAL MANAGEMENT. In the territory under BMS operational management, the marketing arrangements are as follows:

          o We use the co-promotion system in the United States and Canada, where the products are sold through the alliances under the operational management of BMS. With respect to Avapro(R) (the brand name used in the United States for Aprovel(R)) and Plavix(R), we record our share of the alliance's operating profit under "share of profit/loss of associates". We also record payments from BMS for the cost of our personnel in connection with the promotion of the product as a deduction from our selling and general expenses.

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 11


          o We use the co-marketing system in Brazil, Mexico, Argentina and Australia for Plavix(R) and Aprovel(R) and in Colombia for Plavix(R).

          o We have the exclusive right to market the products in certain other countries of Latin America.

          In countries where the products are marketed by BMS on a co-marketing basis, or through alliances under the operational management of BMS, we also earn revenues from the sale of the active ingredients for the products, which we record as net sales in our consolidated statement of income.

          The financial impacts of the Alliance on the Company's income statement are described in "__Results of Operations", in particular in the paragraphs "__Net sales", "__Other Revenues", "__ Share of Profit/Loss of Associates" and "__Net income attributable to minority interests".

     THE DISCLOSURE PRESENTED PAGE 81 IN THE 2005 FORM 20-F UNDER THE CAPTION "DEVELOPED SALES" IS AMENDED AND THE RELATED DISCLOSURE FOR THE 2006 FORM 20-F WOULD BE AS FOLLOWS:

          PLAVIX(R) AND APROVEL(R)

          Two of our leading products - Plavix(R) and Aprovel(R) - were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb ("BMS"). Sales of both products are realized by sanofi-aventis and/or BMS worldwide according to the Alliance Agreement which is described in "__ BMS Alliance".

          The worldwide sales of these two products are an important indicator of the global market presence of sanofi-aventis products, and we believe this information facilitates a financial statement user's understanding and analysis of our consolidated income statement, in particular in terms of understanding our overall profitability in relation to consolidated revenues as well as to facilitate a user's ability to understand and assess the effectiveness of our research and development efforts.

          Also, disclosing sales made by BMS of these two products enables the investor to have a clearer understanding of the evolution of different lines of our income statement, in particular the lines "Other revenues" where royalties received on those sales are booked (see "__ Other Revenues"), "Share of profit/loss of associates" (see "__ Share of Profit/Loss of Associates") where our share of profit/loss of entities included in the Alliance and under BMS operational management are recorded, and Net

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 12


          income attributable to minority interests (See "__Minority Interests") where BMS share of profit/loss of entities included in the Alliance and under our operational management are recorded.

          The table below sets forth the sales of Plavix(R) and Aprovel(R) in the world in 2006 and 2005, broken down into three geographic regions.


                            --------------------------------------------------------------
IN MILLIONS OF EURO               2006                              2005
------------------------------------------------------------------------------------------
                      sanofi-                         sanofi-
                     aventis(2)   BMS*     Total      aventis (2)   BMS*   Total   Change
                                                                                    (%)
------------------------------------------------------------------------------------------

PLAVIX(R)/ISCOVER(R) (1)
------------------------------------------------------------------------------------------

Europe...............  1,485      230      1,715        1,344        240   1,584   +8,3%
------------------------------------------------------------------------------------------

United States........     10    2,157      2,167            3      2,582   2,585  -16,2%
------------------------------------------------------------------------------------------

Other countries......    456      246        702          336        234     570  +23,2%
------------------------------------------------------------------------------------------

TOTAL................  1,951    2,633      4,584        1,683      3,056   4,739   -3,3%
------------------------------------------------------------------------------------------


(1) Plavix(R) is marketed under the trademarks Plavix(R) and Iscover(R);
(2) Consolidated sanofi-aventis sales of Plavix(R) excluding sales to BMS ((euro)278 million in 2006 and (euro)343 million in 2005)
(*) Currency translated by sanofi-aventis according to the policy disclosed under Item 18 Note B.2 Foreign currency translation



                            --------------------------------------------------------------
IN MILLIONS OF EURO               2006                              2005
------------------------------------------------------------------------------------------
                      sanofi-                         sanofi-
                      aventis(4)     BMS*     Total   aventis(4)     BMS*   Total   Change
                                                                                    (%)
------------------------------------------------------------------------------------------
APROVEL(R)/AVAPRO(R)/
KARVEA(R)(3)
------------------------------------------------------------------------------------------

Europe...............     704        174       878       629         160     789   +11,3%
------------------------------------------------------------------------------------------

United States........       -        516       516         -         458     458   +12,7%
------------------------------------------------------------------------------------------

Other countries......     207        163       370       165         147     312   +18,6%
------------------------------------------------------------------------------------------

TOTAL................     911        853     1,764       794         765   1,559   +13,1%
------------------------------------------------------------------------------------------

(3) Aprovel(R) is marketed under the trademarks Aprovel(R), Avapro(R) and Karvea(R).
(4) Consolidated sanofi-aventis sales of Aprovel(R) excluding sales to BMS (euro)104 million in 2006 and (euro)98 million in 2005)
(*) Currency translated by sanofi-aventis according to the policy disclosed under Item 18 Note B.2 Foreign currency translation

          The sales of Plavix(R) and Aprovel(R) in the world in 2006 and 2005 on a comparable basis are as follows:

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 13



                                                       2005            CHANGE (%)
IN MILLIONS OF EURO             2006      2005       COMPARABLE      COMPARABLE
--------------------------------------------------------------------------------
PLAVIX(R)/ISCOVER(R)
Europe........................ 1,715     1,584          1,582           +8.4%
United States................. 2,167     2,585          2,591          -16.4%
Other countries...............   702       570            591          +18.8%
--------------------------------------------------------------------------------
TOTAL......................... 4,584     4,739          4,764           -3.8%
--------------------------------------------------------------------------------
APROVEL(R)/AVAPRO(R)/KARVEA(R)
Europe........................   878       789            788          +11.4%
United States.................   516       458            458          +12.7%
Other countries...............   370       312            322          +14.9%
--------------------------------------------------------------------------------

TOTAL......................... 1,764     1,559          1,568          +12.5%
--------------------------------------------------------------------------------

          On August 8, 2006, Apotex announced that it had launched a generic version of clopidogrel bisulfate 75 mg tablets in competition with Plavix(R) in the United States. On August 31, 2006, the U.S. District Court for the Southern District of New York granted the motion filed by sanofi-aventis and BMS for a preliminary injunction and ordered Apotex to halt sales of its generic version of clopidogrel bisulfate. However, the Court did not order the recall of products already sold by Apotex.

          As a result, sales of Plavix(R) in the United States have been hit hard since August 8, 2006. Fourth-quarter sales of Plavix(R) in the United States were (euro)273 million. Growth in total prescriptions
          (TRx) of clopidogrel bisulfate remained strong, at 11.8% (IMS NPA 3 channels - Q4 2006) in the fourth quarter and 13.0% (IMS NPA 3 channels - YTD 2006) in 2006 as a whole. At the end of December, the share of total clopidogrel bisulfate prescriptions taken by Plavix(R) was rising sharply, reaching 44.3%, against 21.3% (IMS NPA 2 channels) in the last week of September.

          In August 2006, the FDA approved a new indication for Plavix(R) in patients suffering from acute ST-segment elevation myocardial infarction, to reduce the rate of death from any cause and the rate of a combined endpoint of re-infarction, stroke or death. The same indication was approved in the European Union in September 2006.

          In Europe, sales of Plavix(R) reached (euro)1,715 million in 2006, up 8.4% on a comparable basis. This level of growth takes account of a decline in sales in Germany (marked slowdown in the market, plus the effect of parallel imports) and the impact of a 5% price cut in France from September 1, 2006.

          In Japan, the launch of Plavix(R) as a treatment for the reduction of recurrence after ischemic cerebrovascular disorder continued. Full-year sales reached (euro)12 million. An application for Plavix(R) as a treatment for

Jim B. Rosenberg, Esq.
U.S. Securities and Exchange Commission
March 7, 2007
Page 14


          acute coronary syndrome was filed with the Japanese authorities at the end of 2006.

          Worldwide sales of Aprovel(R) amounted to (euro)1,764 million in 2006, up 12.5% on a comparable basis. In the United States, the product achieved sales growth of 12.7%. Over the full year, total prescriptions rose by 3.9% (IMS NPA 3 channels - YTD 2006).

     THE DRAFT DISCLOSURE ON OTHER REVENUES (PRESENTED PAGE 86 IN THE 2005 FORM 20-F) IS:

          OTHER REVENUES

          Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, totaled
          (euro)1,116 million, after (euro)1,202 million in 2005. This fall was mainly due to a drop in royalty income under the worldwide alliance with BMS on Plavix(R) and Aprovel(R), which fell from (euro)793 million in 2005 to (euro)697 million in 2006 as a result of lower royalties on sales of Plavix(R) in the United States during the second half of 2006.

     THE DRAFT DISCLOSURE ON SHARE OF PROFIT/LOSS OF ASSOCIATES (PRESENTED PAGE 88 IN THE 2005 FORM 20-F) IS:

          SHARE OF PROFIT/LOSS OF ASSOCIATES

          Our share of the net profits of associates was (euro)451 million, compared with (euro)427 million in 2005. This item mainly comprises our share of after-tax profits from the territories managed by BMS under the Plavix(R) and Avapro(R) alliance ((euro)320 million, versus
          (euro)404 million in 2005); the decline relative to 2005 was due to lower sales of Plavix(R) in the United States. The contribution from our 50% interest in Merial saw further growth.

     THE DRAFT DISCLOSURE ON NET INCOME ATTRIBUTABLE TO MINORITY INTERESTS (PRESENTED PAGE 88 IN THE 2005 FORM 20-F) IS:

          MINORITY INTERESTS

          Net income attributable to minority interests was (euro)393 million in 2006 (2005: (euro)335 million). This item includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis ((euro)375 million, versus (euro)300 million in 2005).